UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

 COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly-Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, and following the Material Fact published on November 08, 2021, informs its shareholders and the market in general that signed, on the date hereof, the termination of the Investment Agreement with Porto Seguro Serviços e Comércio S.A. (“Porto Serviços”), subsidiary of Porto Seguro S.A. (B3: PSSA3) (“Porto Seguro”), ending all negotiations for the potential formation of the joint venture to operate in mobility, denominated “Mobitech”.

The Company decided to adopt a more conservative approach for the Group´s investment, given the deterioration in the macroeconomic scenario, resulting in higher inflation levels, increase in interest rates and cost of capital. This aims to preserve the value creation to its shareholders, prioritizing the capital allocation in its current business portfolio.

São Paulo, February 21, 2022.

Ricardo Lewin

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial and Investor Relations Officer